SHAREHOLDER VOTE

On February 2, 2004, a Special Meeting of the Shareholders of the Hirtle Callaghan Intermediate Term Municipal Bond
Portfolio was held for the purpose of approving of the engagement of Schroder Investment Management North
America Inc. ("Schroders") to provide portfolio management services to the Portfolio pursuant to a portfolio management agreement between the Trust and Schroders.
The engagement was approved by the following vote:


Votes For: 27,435,110
Votes Against: 0
Votes Abstained: 0
% of Shares Present Voted For: 100%
% of Shares Outstanding Voted For: 97.1%